UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

  Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
                        Securities Exchange Act of 1934

                          For the month of: June 2006
                        Commission File Number: 0-30816

                          AURORA METALS (BVI) LIMITED
                              (Name of Registrant)

            P.O. Box 3711 Station Terminal, 349 West Georgia Street,
                        Vancouver, B.C., Canada V6B 3Z1
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form  20-F  [X]     Form  40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________ .


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AURORA METALS (BVI) LIMITED
---------------------------

Item 4.01 Changes in Registrant's Certifying Accountant

Effective May 5, 2006, we dismissed our prior independent public accountant, Moore Stephens Ellis Foster Ltd. and retained as our new independent public accountant Peterson Sullivan PLLC. Moore Stephens International member firm Ellis Foster Ltd. has been our certifying independent public accountant since
March 2000. Moore Stephens Ellis Foster Ltd. reported on our financial statements for the year ended December 31, 2004 and their report contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that the report was qualified as to the Company's ability to continue as a going concern.

The decision to change accountants was approved by the Company's Board of Directors.

For the fiscal year 2004 and the subsequent period preceding the change there were no disagreements between the Company and Moore Stephens Ellis Foster Ltd. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moore Stephens Ellis Foster Ltd., would have caused it to make a reference to the subject matter of disagreements in connection with its report. There were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-B for the fiscal year 2004 and any subsequent period.

The Company has made the contents of this Form 6-K available to Moore Stephens Ellis Foster Ltd. and has requested Moore Stephens Ellis Foster Ltd. furnish it with a letter addressed to the Securities and Exchange Commission stating whether Moore Stephens Ellis Foster Ltd. agrees or disagrees with, or wishes to clarify the Company's expression of their views. A copy of the letter from Moore Stephens Ellis Foster Ltd. to the Securities and Exchange Commission is filed as
Exhibit  16  to  this  Current  Report  on  Form  6-K.

Effective May 5, 2006, the Company engaged Peterson Sullivan PLLC as our new independent registered public accountants to audit our financial statements. The appointment of Peterson Sullivan PLLC was recommended and approved by our board of directors. During our last two most recent fiscal years and the subsequent interim period to date hereof, we have not consulted Peterson Sullivan PLLC regarding either: (1) the application of accounting principles to a specified transaction, either complete or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject matter of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-B or a reportable event as described in Item 304(a)(1)(v) of Regulation S-B.

Item 9.01     Financial Statements and Exhibits

(d)  Exhibits:

The exhibits listed in the following Exhibit Index are filed as part of this Current Report on Form 6-K

16.0  Letter from Moore Stephens Ellis Foster Ltd., dated as of June 16, 2006.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             AURORA METALS (BVI) LIMITED

Date: June16, 2006                           BY: /s/ John A.A. James
      ------------                               -------------------
                                                 John A.A. James
                                                 President and Director

Date: June16, 2006                           BY: /s/ A. Cameron Richardson
      ------------                               -------------------------
                                                 A. Cameron Richardson
                                                 Chief Financial Officer and
                                                 Director